SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Quarter ending March 31, 2022

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated May 10, 2022 announcing results for the quarter ended March 31, 2022
●	First quarter 2022 earnings call presentation

Incorporation by Reference

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, (b) Registration Statement No. 333-259445 on Form F-3, (c) Registration Statement No. 333-258254 on Form F-3 and (d) Registration Statement No. 333-255973 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

This Form 6-K is otherwise identical to the Form 6-K filed by the Company on May 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2022
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Record Financial Performance in First Quarter 2022

LONDON, May 10, 2022 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced results for the first quarter 2022.

FINANCIAL HIGHLIGHTS

●	Record Q1 2022 revenue of $715.3 million, up 26% over the prior quarter
●	Record Q1 2022 Adjusted EBITDA of $241.1 million, up 181.7% over the prior quarter
●	Adjusted EBITDA margin improvement of 125% to 33.7% in Q1 2022, up from 15.0% the prior quarter
●	Record net profit of $150.8 million compared to $50.0 million in Q4 2021
●	Record earnings per share (diluted) of $0.80, up from $0.27 per share the prior quarter
●	Improved liquidity with total cash of $176.0 million in Q1, up $59.3 million from the prior quarter

BUSINESS HIGHLIGHTS

●	Record setting start to 2022 supported by robustness in pricing across all product categories
●	Further upside potential for top-line growth and margin expansion in Q2
●	Leveraging unique, global asset footprint to service global customers, locally
●	Quick actions taken to find and secure alternative sources of raw materials previously purchased from Russia
●	French Labor Administration has validated the agreement relating to the French restructuring
●	Restart of the second furnace at the Selma, Alabama facility is underway and expected by end of Q2; doubles the facility’s silicon metal annual production to 22,000 tons
●	Potential restart of the 55,000 ton silicon metal facility in Polokwane, South Africa currently under review

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “Our strong start in 2022 is the result of the solid fundamentals across our product portfolio, resetting of silicon metal contracts, and the numerous changes we are driving within the Company to improve our overall competitiveness.  Collectively, these actions are translating into top-line growth and stronger margins, despite the inflationary pressures on our key inputs, in particular energy. The stellar results are also validation of the earnings potential of this business, and we look forward to building on this positive trajectory.”

“As we look at the year ahead, we will continue executing on our value creation plan, including the restructuring process implementation in France.  With a heavier weighting towards index-based pricing contracts this year, coupled with our continued cost cutting efforts, we expect this momentum in our financial performance to continue in the near-term.  Furthermore, we are evaluating the restart of our silicon capacity in South Africa.  Overall, our assets have experienced improved operating performance and, with the return of capex spending to historical levels, we expect to further strengthen our production capabilities,” concluded Dr. Levi.

First Quarter 2022 Financial Highlights

	Quarter Ended	Quarter Ended	Quarter Ended	%	%
$,000 (unaudited)	March 31, 2022	December 31, 2021	March 31, 2021	Q/Q	Y/Y

Sales	$715,265	$569,771	$361,390	26%	98%
Raw materials and energy consumption for production	$(340,555)	$(371,519)	$(250,165)	(8%)	36%
Operating profit (loss)	$211,130	$55,885	$(44,183)	278%	578%
Operating margin	29.5%	9.8%	(12.2%)
Adjusted net income (loss) attributable to the parent	$165,303	$37,038	$(18,172)	346%	1,010%
Adjusted diluted EPS	$0.88	$0.18	$(0.10)
Adjusted EBITDA	$241,119	$85,580	$22,069	182%	993%
Adjusted EBITDA margin	33.7%	15.0%	6.1%
Operating cash flow	$65,908	$21,707	$18,277	204%	261%
Free cash flow[1]	$56,783	$14,249	$9,143	299%	521%

Working Capital	$613,187	$464,870	$333,726	32%	84%
Working Capital as % of Sales[2]	21.4%	20.4%	23.1%
Cash and Restricted Cash	$176,022	$116,663	$78,298	51%	125%
Adjusted Gross Debt[3]	$518,093	$513,794	$418,646	1%	24%
Equity	$475,477	$320,031	$298,974	49%	59%
(1)	Free cash flow is calculated as operating cash flow plus investing cash flow
(2)	Working capital based on annualized quarterly sales respectively
(3)	Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 at Mar 31, 2022; Dec. 31, 2021 & Mar 31, 2021

Sales

In the first quarter of 2022, Ferroglobe reported net sales of $715.3 million, up 26% over the prior quarter and up 98% over Q1 2021.  The improvement in our first quarter results is primarily attributable to higher prices across our product portfolio, partially offset by lower volumes. The $146 million increase in sales over the prior quarter was primarily driven by silicon metal, which accounted for $125 million, and silicon alloys, which accounted for $46 million.  The $22 million decrease in manganese alloys this quarter was expected and is attributable to lower shipments, as several factors led to unusually high shipments in Q4 2021.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $341 million in Q1 2022 versus $372 million in the prior quarter, a decline of 8%. As a percentage of sales, raw materials and energy consumption for production was 47.6% in the first quarter of 2022 versus 65.2% in the prior quarter.  While we continued to face inflationary headwinds and the impact of the energy crisis, the increase in average realized prices more than offset the cost pressures.  Energy in particular impacted the quarterly results by $14.5 million, of which Spain was only $4.3 million given the production curtailments.

Net Income (Loss) Attributable to the Parent

In Q1 2022, net profit attributable to the Parent was $151.2 million, or $0.80 per diluted share, compared to a net profit attributable to the Parent of $51.4 million, or $0.27 per diluted share in Q4 2021.

Adjusted EBITDA

In Q1 2022, Adjusted EBITDA was $241.1 million, or 33.7% of sales, an increase of 181.7% compared to adjusted EBITDA of $85.6 million, or 15.0% of sales in Q4 2021. The increase in the Q1 2022 Adjusted EBITDA is primarily attributable to higher average realized selling prices, particularly due to the silicon metal contracts resetting.  Overall, the impact from pricing was $215.5 million, while the impact form volumes was negative $6.7 million.  During the quarter, the impact of higher costs was $59.9 million, of which approximately half is attributable to higher input costs and another $14.5 million attributable to higher energy costs in France, the United States and Spain.

Total Cash

The total cash balance was $176.0 million as of March 31, 2022, up $59.3 million from $116.7 million as of December 31, 2021.

During Q1 2022, we generated positive operating cash flow of $65.9 million, had negative cash flow from investing activities of $9.1 million, and generated $2.6 million in cash flow from financing activities.

Total Working Capital

Total working capital was $613.2 million in the first quarter of 2022, increasing from $464.9 million at December 31, 2021.  The $148.3 million increase in working capital was due primarily to a $118.9 million increase in accounts receivable as a result of higher sales, and a $72.5 million increase in inventory. On a relative basis, we successfully kept working capital as a percentage of sales flat during the first quarter at 21.4% in Q1 2022, compared to 20.4% during the prior quarter.  This is largely attributable to the financial discipline introduced to our operations over the past year.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “As we continue to improve on our top-line, margins and net profitability, cash generation is expected to accelerate.  We have worked relentlessly the past few years to turnaround our financial performance and are now focused on ensuring that the Company remains competitive operationally and has a strong and flexible balance sheet.  Hence, our top priorities for the year are to bolster liquidity and deploy our near-term cash flows towards significant debt repayment and reinvestment in our assets.”

Product Category Highlights

Silicon Metal

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended
	March 31, 2022	December 31, 2021	Change	March 31, 2021	Change	December 31, 2021
Shipments in metric tons:	56,349	63,681	(11.5)%	61,275	(8.0)%	253,991
Average selling price ($/MT):	5,552	2,944	88.6%	2,285	143.0%	2,511

Silicon Metal Revenue ($,000)	312,850	187,477	66.9%	140,013	123.4%	637,695
Silicon Metal Adj.EBITDA ($,000)	151,661	32,501	366.6%	14,762	927.4%	72,346
Silicon Metal Adj.EBITDA Mgns	48.5%	17.3%		10.5%		11.3%

Silicon metal revenue in the first quarter was $312.9 million, an increase of 66.9% over the prior quarter.  Total shipments of silicon metal decreased 11.5%.  While demand from the chemical end-market remained strong, higher energy costs, particularly in Europe, led some aluminum producers to temporarily curtail production.  Furthermore, we experienced a delay in the restart of the first furnace at the Selma, Alabama facility, adversely impacting our quarterly shipments, and faced a transportation strike in Spain which adversely impacted some shipments. Given the resetting of the prior fixed priced contracts, the average realized prices benefited significantly in Q1 2022.  Adjusted EBITDA for silicon metal increased to $151.7 million during the first quarter, up 366.6% from $32.5 million the prior quarter.

Silicon-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended
	March 31, 2022	December 31, 2021	Change	March 31, 2021	Change	December 31, 2021
Shipments in metric tons:	57,594	60,078	(4.1)%	61,604	(6.5)%	242,766
Average selling price ($/MT):	3,680	2,770	32.9%	1,665	121.0%	2,058

Silicon-based Alloys Revenue ($,000)	211,946	166,439	27.3%	102,571	106.6%	499,584
Silicon-based Alloys Adj.EBITDA ($,000)	78,411	51,174	53.2%	10,094	676.8%	81,022
Silicon-based Alloys Adj.EBITDA Mgns	37.0%	30.7%		9.8%		16.2%

Silicon-based alloys revenue in the first quarter was $211.9 million, an increase of 27.3% over the prior quarter. The average realized selling price improve by 32.9%, benefiting from the significant increase in the index pricing during Q4 2021.  Total shipments decreased 4.1%, primarily in Europe, due to lower production in Spain as a result of energy related curtailments, a production issue in South Africa which has since been addressed, and logistical issues in South Africa.  The ferrosilicon market is directly impacted by the Russia-Ukraine war, and index pricing has improved during Q1 2022, which positively impacts our business in Q2 2022.  Adjusted EBITDA for the silicon- based alloys portfolio increased to $78.4 million, up 53.2% from $51.2 million the prior quarter.

Manganese-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended
	March 31, 2022	December 31, 2021	Change	March 31, 2021	Change	December 31, 2021
Shipments in metric tons:	75,082	97,053	(22.6)%	72,609	3.4%	314,439
Average selling price ($/MT):	1,925	1,720	11.9%	1,174	64.0%	1,492

Manganese-based Alloys Revenue ($,000)	144,533	166,953	(13.4)%	85,243	69.6%	469,138
Manganese-based Alloys Adj.EBITDA ($,000)	20,371	21,360	(4.6)%	10,174	100.2%	69,690
Manganese-based Alloys Adj.EBITDA Mgns	14.1%	12.8%		11.9%		14.9%

Manganese-based alloy revenue in the first quarter was $144.5 million, a decrease of 13.4% over the prior quarter. Total shipments were in-line with management’s expectations as the Q4 2021 volumes reflect a one-off benefit of shipments which were carried over from the prior quarter.  Averaged realized selling prices were positively impacted by the increase in index pricing in Q4 2021, which continued in Q1 2022.  During the quarter, Adjusted EBITDA from our manganese-based alloys portfolio was $20.4 million, down 4.6% over the prior quarter as a result of lower volumes and higher input costs.  Manganese-based alloys are also directly impacted by the Russia-Ukraine conflict.  Since the start of the war at the end of February, the index price for manganese-alloys has increased with looming uncertainty around shipments from the region.

COVID-19

COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs. COVID-19 and its consequences have significantly impacted and continue to impact our business, operations, and financial results. The extent to which COVID-19 impacts our business, operations, and financial results going forward will depend on the factors described above and numerous other evolving factors that we may not be able to accurately predict or assess, including the duration and scope of the COVID-19 pandemic; the effectiveness of vaccines or treatments; COVID-19’s impact on global and regional economies and economic activity, including the duration and magnitude of its impact on unemployment rates; its short and longer-term impact on the demand for our products, group business, and levels of customer confidence; the ability of our owners to successfully navigate the impacts of COVID-19; and how quickly economies, and demand recovers after the pandemic subsides.

COVID-19 has negatively impacted, and in the future may negatively impact to an extent we are unable to predict, our revenues. In addition, COVID-19 and its impact on global and regional economies, and the specialty chemical industry in particular, has made it difficult to obtain financing and has increased the probability that we will be unable or unwilling to service, repay or refinance existing indebtedness. If a significant number of our sales volumes are terminated as a result of bankruptcies, sales or foreclosures, our results of operations could be materially adversely affected. Also, testing our intangible assets or goodwill for impairments could result in additional charges, which could be material. For the reasons set forth above, COVID-19 has had and may in the future will have a material adverse effect on our business, operations, and financial condition.

Russia – Ukraine War

The recent outbreak of war between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and given Russia’s role as global exporter of metcoke, anthracite and electrodes, the Company’s business may be impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine.

However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. Russia and Ukraine are meaningful producers of silicon metal, ferroalloys and manganese-based alloys, exporting into our markets. Management continually tracks developments in the conflict in Ukraine and actively manages our response to potential disruptions to the business.

Subsequent events

Agreement with the French Works Council

On May 4, 2022, the Company received validation from the French Labor Administration relating to a process that was initiated in April 2021 when Ferroglobe engaged the French Works Councils to discuss proposals for its asset optimization program designed to safeguard its long-term future in Europe.

Collectively, this agreement results in 195 potential job terminations and 35 employee transfers to other facilities.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, U.S. Eastern Daylight Time. Please dial-in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast.

Date: May 11, 2022

Time: 8:30 AM EDT

Listen via Internet: https://edge.media-server.com/mmc/p/iyiino9i

United States:  +1 877-870-9135 (conference ID: 5448396)

International:   +1 646-741-3167 (conference ID: 5448396)

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon- and manganese-based specialty alloys, and other ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarised, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information.Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
Executive Vice President – Investor Relations
Email:   investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2021
Sales	$715,265	$569,771	$361,390	$1,778,908
Raw materials and energy consumption for production	(340,555)	(371,519)	(250,165)	(1,184,896)
Other operating income	23,008	39,619	1,913	110,085
Staff costs	(81,986)	(72,068)	(95,267)	(280,917)
Other operating expense (1)	(83,176)	(87,015)	(36,835)	(296,809)
Depreciation and amortization charges, operating allowances and write-downs	(21,109)	(24,549)	(25,285)	(97,328)
Impairment gain	—	497	—	137
Other gain (loss)	(317)	1,149	66	2,206
Operating profit (loss)	211,130	55,885	(44,183)	31,386
Net finance expense (2)	(12,455)	(18,516)	(15,864)	(148,936)
Financial derivatives gain	—	—	—	—
Exchange differences	(4,393)	9,876	(9,314)	(2,386)
Profit (loss) before tax	194,282	47,245	(69,361)	(119,936)
Income tax benefit (loss)	(43,495)	2,789	844	4,562
Profit (loss) for the period	150,787	50,034	(68,517)	(115,374)
Loss attributable to non-controlling interest	376	1,412	1,135	4,750
Profit (loss) attributable to the parent	$151,163	$51,446	$(67,382)	$(110,624)

EBITDA	$232,239	$80,434	$(18,898)	$128,714
Adjusted EBITDA	$241,119	$85,580	$22,069	$179,330

Weighted average shares outstanding
Basic	187,408	187,358	169,291	176,508
Diluted	188,583	188,587	169,291	176,508

Profit (loss) per ordinary share
Basic	$0.81	$0.27	$(0.40)	$(0.63)
Diluted	$0.80	$0.27	$(0.40)	$(0.63)

(1)	The earn-out provision was updated in the 20F filing. The calibration of the econometric model used to estimate the provision was adjusted by the independent expert
(2)	This includes the valuation of effect consequence of classifying the entire Reindus loan as short-term. See next page for further explanations

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	March 31,	December 31,	March 31
	2022	2021	2021
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	188,407	100,642	25,891
Property, plant and equipment	548,862	554,914	593,355
Other non-current financial assets	3,977	4,091	4,984
Deferred tax assets	246	7,010	620
Non-current receivables from related parties	1,665	1,699	2,345
Other non-current assets	18,819	18,734	11,765
Non-current restricted cash and cash equivalents	2,220	2,272	—
Total non-current assets	793,898	719,064	668,662
Current assets
Inventories	362,298	289,797	228,145
Trade and other receivables	499,953	381,073	276,633
Current receivables from related parties	2,784	2,841	3,063
Current income tax assets	408	7,660	12,277
Other current financial assets	203	104	1,004
Other current assets	11,838	8,408	45,028
Current restricted cash and cash equivalents	—	—	6,069
Cash and cash equivalents	173,802	114,391	78,298
Total current assets	1,051,286	804,274	650,517
Total assets	$1,845,184	$1,523,338	$1,319,179

EQUITY AND LIABILITIES
Equity	$475,477	$320,031	$298,974
Non-current liabilities
Deferred income	70,699	895	2,733
Provisions	57,858	60,958	106,220
Bank borrowings	3,360	3,670	5,042
Lease liabilities	10,636	9,968	11,942
Debt instruments	404,954	404,938	347,310
Other financial liabilities (1)	38,674	4,549	37,530
Other Obligations (2)	37,241	38,082	15,205
Other non-current liabilities (2)	—	1,476	1,522
Deferred tax liabilities	35,423	25,145	26,834
Total non-current liabilities	658,845	549,681	554,338
Current liabilities
Provisions	159,386	137,625	97,521
Bank borrowings	95,359	95,297	73,965
Lease liabilities	7,869	8,390	7,596
Debt instruments	6,382	35,359	2,656
Other financial liabilities (1)	62,141	62,464	24,983
Payables to related parties	8,685	9,545	5,042
Trade and other payables	249,064	206,000	171,052
Current income tax liabilities	21,208	1,775	3,947
Other Obligations (2)	18,369	22,843	4,841
Other current liabilities (2)	82,399	74,328	74,264
Total current liabilities	710,862	653,626	465,867
Total equity and liabilities	$1,845,184	$1,523,338	$1,319,179

(1)	On January 25, 2022, the Ministry opened a hearing to decide on reimbursement of the loan. The company presented its allegations on February 15, 2022. Based on those allegations, the reimbursement procedure has been suspended and a new final report is expected to be made by the Ministry by the end of 2022 ending the administrative procedure and establishing the definitive amount of the partial reimbursement to be made. However, for accounting purposes the entire loan was considered short-term
(2)	In 2021 we disaggregated “Other liabilities” into an additional line to the balance sheet “Other obligations“ to separately present certain contractual obligations whose nature and function differs from other items presented in the “Other liabilities line”, so as to allow a better understanding of the Company´s financial position.

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2021
Cash flows from operating activities:
Profit (loss) for the period	$150,787	$50,034	$(68,517)	$(115,374)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	43,495	(2,789)	(844)	(4,562)
Depreciation and amortization charges, operating allowances and write-downs	21,109	24,549	25,285	97,328
Net finance expense	12,455	18,516	15,864	148,936
Financial derivatives loss (gain)	—	—	—	—
Exchange differences	4,393	(9,876)	9,314	2,386
Impairment losses	—	(497)	—	(137)
Net loss (gain) due to changes in the value of asset	(6)	(70)	(21)	(758)
Gain on disposal of non-current assets	302	—	(43)	(1,386)
Share-based compensation	1,807	1,464	213	3,627
Other adjustments	21	(1,080)	(2)	(62)
Changes in operating assets and liabilities
(Increase) decrease in inventories	(73,611)	(11,137)	11,446	(60,296)
(Increase) decrease in trade receivables	(121,767)	(83,434)	(41,692)	(161,434)
Increase (decrease) in trade payables	40,073	12,908	26,152	64,382
Other	(12,463)	26,037	41,179	29,803
Income taxes paid	(687)	(2,918)	(57)	(3,794)
Interest paid	—	—	—	—
Net cash provided (used) by operating activities	65,908	21,707	18,277	(1,341)
Cash flows from investing activities:
Interest and finance income received	68	23	35	207
Payments due to investments:
Acquisition of subsidiary	—	—	—	—
Other intangible assets	—	—	(3,486)	—
Property, plant and equipment	(9,193)	(10,480)	(5,683)	(27,597)
Other	—	—	—	—
Disposals:
Disposal of subsidiaries	—	—	—	—
Other non-current assets	—	1,376	—	1,919
Other	—	1,623	—	1,623
Net cash (used) provided by investing activities	(9,125)	(7,458)	(9,134)	(23,848)
Cash flows from financing activities:
Dividends paid	—	—	—	—
Payment for debt and equity issuance costs	—	—	(6,598)	(43,755)
Proceeds from equity issuance	—	—	—	40,000
Proceeds from debt issuance	(4,943)	—	—	60,000
Increase/(decrease) in bank borrowings:
Borrowings	244,164	221,587	127,690	659,083
Payments	(237,627)	(210,902)	(157,464)	(671,467)
Proceeds from stock option exercises	—	—	—	—
Amounts paid due to leases	(2,518)	(2,617)	(2,856)	(11,232)
Other amounts received/(paid) due to financing activities	38,298	—	—	—
Payments to acquire or redeem own shares	—	—	—	—
Interest paid	(34,799)	(704)	(17,015)	(22,177)
Net cash (used) provided by financing activities	2,575	7,364	(56,243)	10,452
Total net cash flows for the period	59,358	21,613	(47,100)	(14,737)
Beginning balance of cash and cash equivalents	116,663	95,043	131,557	131,557
Exchange differences on cash and cash equivalents in foreign currencies	1	7	(90)	(157)
Ending balance of cash and cash equivalents	$176,022	$116,663	$84,367	$116,663
Cash from continuing operations	173,802	114,391	78,298	114,391
Current/Non-current restricted cash and cash equivalents	2,220	2,272	6,069	2,272
Cash and restricted cash in the statement of financial position	$176,022	$116,663	$84,367	$116,663

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2021
Profit (loss) attributable to the parent	$151,163	$51,446	$(67,382)	$(110,624)
Profit (loss) for the period from discontinued operations	—	—	—	—
Profit (loss) attributable to non-controlling interest	(376)	(1,412)	(1,135)	(4,750)
Income tax (benefit) expense	43,495	(2,789)	(844)	(4,562)
Net finance expense	12,455	18,516	15,864	148,936
Financial derivatives loss (gain)	—	—	—	—
Exchange differences	4,393	(9,876)	9,314	2,386
Depreciation and amortization charges, operating allowances and write-downs	21,109	24,549	25,285	97,328
EBITDA	232,239	80,434	(18,898)	128,714
Impairment	—	(497)	—	(137)
Restructuring and termination costs	5,909	455	36,588	27,368
New strategy implementation	2,971	5,188	4,379	22,700
Energy: France	—	—	—	—
Staff Costs: South Africa	—	—	—	—
Other Idling Costs	—	—	—	—
Pension Plan buyout	—	—	—	685
Provision Ithaka	—	—	—	—
Adjusted EBITDA	$241,119	$85,580	$22,069	$179,330

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2021
Profit (loss) attributable to the parent	$151,163	$51,446	$(67,382)	$(110,624)
Tax rate adjustment	6,931	(17,907)	21,352	33,818
Impairment	—	(338)	—	(93)
Restructuring and termination costs	4,797	309	24,880	18,610
New strategy implementation	2,412	3,528	2,978	15,436
Energy: France	—	—	—	—
Energy: South Africa	—	—	—	—
Staff Costs: South Africa	—	—	—	—
Other Idling Costs	—	—	—	—
Tolling agreement	—	—	—	—
Bargain purchase gain	—	—	—	—
Gain on sale of hydro plant assets	—	—	—	—
Share-based compensation	—	—	—	—
Pension Plan buyout	—	—		466
Adjusted profit (loss) attributable to the parent	$165,303	$37,038	$(18,172)	$(42,387)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2021
Diluted profit (loss) per ordinary share	$0.80	$0.27	$(0.40)	$(0.63)
Tax rate adjustment	0.04	(0.11)	0.13	0.20
Impairment	—	(0.00)	—	(0.00)
Restructuring and termination costs	0.03	0.00	0.15	0.11
New strategy implementation	0.01	0.02	0.02	0.09
Energy: France	—	—	—	—
Staff Costs: South Africa	—	—	—	—
Other Idling Costs	—	—	—	—
Restructuring and termination costs	—	—	—	—
Tolling agreement	—	—	—	—
Bargain purchase gain	—	—	—	—
Gain on sale of hydro plant assets	—	—	—	—
Share-based compensation	—	—	—	—
Pension Plan buyout	—	—	—	0.00
Adjusted diluted profit (loss) per ordinary share	$0.88	$0.18	$(0.10)	$(0.23)

Advancing Materials Innovation NASDAQ: GSM First Quarter 2022 May 11, 2022 1

Forward-Looking Statements and non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated May 10, 2022 accompanying this presentation, which is incorporated by reference herein.

Q1 Business Review

OPENING REMARKS 4 BUSINESS HIGHLIGHTS Strong start in 2022 building on the momentum from Q4 Strong pricing across all product categories Operations running well Leveraging vertical integration platform and procuring key inputs from alternative sources due to Russia-Ukraine conflict Capitalizing on unique, global asset footprint Servicing global customers locally; ability to mitigate impact of energy prices in Spain, supports disciplined commercial strategy Record setting financial performance in Q1 $715 million SALES 26% QoQ increase $241 million ADJ. EBITDA 182% QoQ growth 34% ADJ. EBITDA MARGIN 119% QoQ increase $151 million NET INCOME $0.80 EPS (diluted) $342 million NET DEBT (3/31/22) $397 million (12/31/21) Seeing continued strength into Q2 Continued improvement in margins expected FINANCIAL HIGHLIGHTS $59 million NET CASH FLOW 175% increase QoQ

PRODUCT CATEGORY SNAPSHOT Silicon Metal 5 Volume trends Sequential quarters EBITDA evolution ($m) Index pricing trends ($/mt) Avg. realized price (non-JV shipments) up 107.8% due to contract resets End market fundamentals remain sound. Volumes decreased primarily due to one-offs (energy in Spain, transport strike, Selma restart delay) Costs impacted by higher winter tariffs in energy $(7.1)m, higher raw material cost $(8.7)m, decreased off-grade credits $(6.4) and operational delays with the Selma restart $(0.8)m Potential restart of Polokwane facility under review Advancements in high purity silicon for batteries / other advanced technologies; new strategic collaborations underway 1,500 3,500 5,500 7,500 9,500 11,500 US CRU spot - import EU CRU spot (5.5.3) 47,884 51,215 54,912 61,275 67,322 61,713 63,681 56,349 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22

PRODUCT CATEGORY SNAPSHOT Silicon-Based Alloys 6 Volume trends Sequential quarters EBITDA evolution ($m) Index pricing trends ($/mt) Avg. realized selling price up 32.8% Volume decrease in ferrosilicon and foundry, primarily in Europe due to energy cost in Spain, logistical and operational issue in South Africa Cost impact attributable to higher energy costs $(7.4)m in Spain and France, higher raw materials $(9.1)m, mainly due lack of magnesium in the market Russia-Ukraine war leaves a gap in ferrosilicon, providing an opportunity for higher volumes and prices into Q2 39,479 42,449 57,351 61,604 65,222 55,863 60,078 57,594 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 500 1,500 2,500 3,500 4,500 5,500 FeSi US CRU spot - import FeSi EU CRU spot

PRODUCT CATEGORY SNAPSHOT Manganese-Based Alloys 7 Volume trends Sequential quarters EBITDA evolution ($m) Index pricing trends ($/mt) Avg. realized selling price up 11.9% building on momentum from Q4 Quarterly volumes in-line with expectations Costs adversely impacted by higher raw material prices $(8.9)m (coke and other reductants) and manganese ore price $(2.1)m Positive sentiment for Q2 due to the lack of supply in the market as results of Ukraine war 55,290 53,980 78,611 72,609 68,323 76,454 97,053 75,082 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 800 1,300 1,800 2,300 High-carbon ferromanganese EU CRU spot Silico-manganese EU CRU spot

KEY FOCUS AREAS FOR 2022 8 Continued execution of the value creation plan. Targeting incremental EBITDA benefit of $65 million in 2022 through costs savings. Initiation of ESG strategy and goal-setting per project or initiative. Initial ESG Report to be published in 1H-2022. Focus on capability building to drive higher productivity, operational efficiency and minimize value leakage.

Q1 Financial Review

INCOME STATEMENT SUMMARY Q1-22 vs. Q4-21 10 Consolidated Income Statement ($'000) Q1-22 Q4-21 QoQ Sales 715,265 569,771 26% Raw materials and energy consumption for production (340,555) (371,519) (8%) Raw materials / sales % 48% 65% (27%) Other operating income 23,008 39,619 (42%) Staff costs (81,986) (72,068) 14% Other operating expense (83,176) (87,015) (4%) Depreciation and amortization (21,109) (24,549) (14%) Operating profit/(loss) before adjustments 211,447 54,239 290% Others (317) 1,646 (119%) Operating profit/(loss) 211,130 55,885 278% Net finance expense (12,455) (18,516) (33%) FX differences & other gains/losses (4,393) 9,874 (144%) Profit/(loss) before tax 194,282 47,245 311% Income tax (43,495) 2,789 (1660%) Profit/(loss) 150,787 50,034 201% Profit/(loss) attributable to non-controlling interest 376 1,412 (73%) Profit/(loss) attributable to the parent 151,163 51,446 194% EBITDA 232,239 80,434 189% Adjusted EBITDA 241,119 85,580 182% Adjusted EBITDA % 34% 15% 124% Strong top-line growth, driven primarily by higher realized pricing across portfolio Volume declines in Q1 attributable to curtailments resulting from high energy prices in Spain, supply chain/logistical challenges, and delays with Selma restart Raw materials as a % of sales decrease despite inflationary pressures Other Operating Income in Q4 2021 included a significant mark-to-market adjustment; Q1 2022 market-to-market impact flat vs. Q4 Staff cost increased during Q1 due an update to the French restructuring provision and compensation related accruals Second consecutive quarter of net profitability

ADJUSTED EBITDA BRIDGE Q1-22 vs Q4-21 ($m) 11 Average selling price across core products increased 41.5%: Silicon Metal (+88.6%), Silicon-based alloys (+32.8%) and Mn-based alloys (+11.9%) Volume across core products decreased (11.5)%: Silicon Metal (11.5)%, Si-based alloys (4.1)% and Mn-based alloys (22.6)% Cost increased primarily due to inflationary pressure on raw materials ($28.2m); energy price increase ($14.5m)

BALANCE SHEET SUMMARY 12 Unaudited Financial Statements Adjusted gross debt excludes bank borrowings on factoring program at Mar. 31, 2021 & Dec. 31, 2020, and on the A/R securitization at Mar. 31, 2021 Cash and restricted cash includes the following as at the respective period ends: Mar. 31, 2021 - Unrestricted cash of $78.3 million, and current, non-current restricted cash and cash equivalents of $6.0 million Dec. 31, 2021 - Unrestricted cash of $114.4 million, and current, non-current restricted cash and cash equivalents of $2.2 million Mar. 31, 2022 - Unrestricted cash of $173.8 million, and current, non-current restricted cash and cash equivalents of $2.2 million 4. Net Leverage and Working Capital as % of sales based on annualized quarterly Adjusted EBITDA and sales respectively Balance sheet ($’000) Q1-221 Q4-21 Q1-211 Cash and Restricted Cash3 176,022 116,663 84,367 Total Assets 1,845,184 1,523,338 1,319,179 Adjusted Gross Debt2 518,093 513,794 418,647 Net Debt 342,071 397,130 334,279 Book Equity 475,477 320,031 298,974 Total Working Capital 613,187 464,870 333,772 Working capital as a % of sales4 21.4% 20.4% 20.2% Net Debt / Adjusted EBITDA4 0.35x 1.16x 3.79x Net Debt / Total Assets 18.5% 26.1% 25.3% Net Debt / Capital 41.8% 55.4% 52.8%

CASH FLOW SUMMARY 13 (1) Free cash flow is calculated as operating cash flow plus investing cash flow Simplified Cash Flows $’000 Q1-22 Q4-21 Q3-21 Q2-21 Q1-21 EBITDA 232,239 80,434 35,231 31,943 (18,898) Non-cash items 2,124 (6,477) 1,250 65 36,563 Changes in Working capital (167,768) (55,626) (71,518) (37,476) 668 Changes in Accounts Receivables (121,767) (83,434) (27,683) (8,625) (41,692) Changes in Accounts Payable 40,073 12,908 9,138 16,184 26,152 Changes in Inventory (73,611) (11,137) (51,835) (8,770) 11,446 CO2 and Others (12,463) 26,037 (1,138) (36,265) 4,762 Less Cash Tax Payments (687) (2,918) 359 (1,178) (57) Operating cash flow 65,908 21,707 (34,677) (6,646) 18,276 Cash-flow from Investing Activities (9,125) (7,458) (8,168) 908 (9,134) Cash-flow from Financing Activities 2,575 7,364 31,952 27,379 (56,243) Bank Borrowings 244,164 221,587 159,861 149,945 127,690 Bank Payments (237,627) (210,902) (158,118) (144,983) (157,464) Amount paid due to leases (2,518) (2,617) (2,602) (3,157) (2,856) Other amounts paid due to financing activities 38,298 - - - - Payment of debt issuance costs - - (26,060) (11,093) (6,598) Proceeds from equity issuance - - 40,000 - - Proceeds from debt issuance (4,943) - 20,000 40,000 - Interest Paid (34,799) (704) (1,125) (3,333) (17,015) Net cash flow 59,358 21,613 (10,893) 21,641 (47,101) Total cash * (Beginning Bal.) 116,663 95,043 106,089 84,367 131,557 Exchange differences on cash and cash equivalents in foreign currencies 1 7 (153) 81 (90) Total cash * (Ending Bal.) 176,022 116,663 95,043 106,089 84,366 Free cash flow (1) 56,783 14,249 (42,845) (5,738) 9,142 Net cash flow of $59.4m in Q1 impacted by: ─ NWC investment ($168m) ─ SEPI loan ($38m) ─ double coupon payment ($35m) Purchase of the 2021 CO2 credit deficit occurred in Q1 2022 (part of NWC) – capitalized on the decline in market prices of CO2

NEAR TERM FOCUS 14 Prioritization of debt repayment and reinvestment in the assets; funded completely from cash from operations. Assessment of future capital structure; near-term opportunity to repay Super Senior Notes. Advancing on new Asset Based Loan in the North America – target closing in Q2-22.

Q&A

Appendix ─ Supplemental Information

QUARTERLY SALES AND ADJUSTED EBITDA 17 Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA Adjusted EBITDA Quarterly Sales $ millions Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Silicon Metal 106 115 124 140 158 152 187 313 Silicon Alloys 61 65 88 104 119 111 166 212 Mn Alloys 60 55 81 85 97 121 167 144 Other Business 23 28 28 33 45 43 50 46 Total Revenue 250 263 321 361 419 429 570 715 22 22 06 22 34 38 86 241 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22

DEBT EVOLUTION 18 Adjusted gross debt remained broadly flat despite the new loan with SEPI ($38m) that was partially offset by the repayment of the coupon of the Super Senior Notes and reinstated Senior Notes coupon Net debt has decreased by $55 million primarily driven by $59.3 million of cash generated during Q1-22 456 419 464 499 514 518 324 334 358 404 397 342 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Adjusted Gross Debt Net Debt

19 ADJUSTED GROSS DEBT (MAR. 31, 2022) Notes: Operating leases are excluded for comparison purposes and to align to the balance sheet prior to IFRS16 adoption LBP Factoring excluded for comparison purposes Other bank loans relates to COVID-19 funding received in France with a supported guarantee from the French Government Other government loans include primarily COVID-19 funding received in Canada from the Government for $3.0 million SEPI loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic The nominal value of the reinstated notes totaled $345 million The nominal value of the SEPI loan totaled $38.3 million ($´000) Current Non-current Total balance sheet Less operating leases 1 Less LBP Factoring2 Adjusted Gross debt Bank borrowings 95,359 3,360 98,719 - (93,184) 5,535 Lease liabilities 7,869 10,636 18,505 (18,098) - 407 Debt instruments 6,382 404,954 411,336 - - 411,336 Other financial liabilities 62,141 38,674 100,815 - - 100,815 Total 171,751 457,624 629,375 (18,098) (93,184) 518,093 ($´000) Adj. Gross debt Bank borrowings: PGE (3) 5,535 5,535 Finance leases: Other finance leases 407 407 Debt instruments: Reinstated Senior Notes 351,520 Super Senior Notes 60,000 Debt issuance costs (6,566) Accrued coupon interest 6,382 411,336 Other financial liabilities: Reindus loan 61,505 SEPI (5) 34,072 Canada an others loans (4) 5,238 100,815 Total 518,093

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